Exhibit 99.1

EXCLUSIVE MASTER PURCHASE AGREEMENT

This Exclusive Master Purchase Agreement ("Agreement") is entered into and is effective as of November 9, 2007 ("Effective Date") by and between MILLENNIUM BIOTECHNOLOGIES, INC. a Delaware corporation (a wholly owned subsidiary of "Millennium Biotechnologies Group, Inc.") having its principal place of business at 665 Martinsville Road, Suite 219, Basking Ridge, NJ 07920 (hereinafter referred to as "MBI") and PROVIDER SERVICES, INC., an Ohio corporation having its principal place of business at 22021 Brook Park Road, Fairview Park, OH 44126 (hereinafter referred to as "PSI").

RECITALS

The parties desire to enter into this Agreement to define the general terms and conditions governing MBI`s manufacture and sale of the Resurgex® product lines and other nutritional products as referenced herein (the “Products”) to PSI, and PSI’s agreement to purchase such nutritional products exclusively from MBI. The Exhibits to this Agreement shall define the terms and conditions specific to each respective Product.  The parties intend that additional Products may be added to this Agreement by the mutual agreement of the parties.

NOW, THEREFORE, in consideration of the foregoing premises and the covenants and agreements set forth in this Agreement, the parties agree as follows:

AGREEMENT

1. DEFINITIONS

1.1
"Confidential Information" shall mean:  (a) the prices or formularies of the Products as may be amended from time to time; (b) any trade secrets or other proprietary information related to the Products and designated by the disclosing party as confidential in writing or, if disclosed orally, reduced to writing within thirty (30) days; and (c) the terms and conditions of this Agreement; provided, however that "Confidential Information" shall not include information that:  (i) is or becomes generally known or available by publication, commercial use or otherwise through no fault of the receiving party; (ii) can be shown by documentary evidence to have been known and has been reduced to tangible form by the receiving party at the time of disclosure and is not subject to restriction; (iii) can be shown by documentary evidence to have been independently developed or learned by the receiving party; (iv) can be shown by documentary evidence to have been lawfully obtained from a third party who has the right to make such disclosure; or (v) is released for publication by the disclosing party in writing.

1.2	''Contract Year'' shall mean each twelve (12) month period commencing November 7, 2007 during the term hereof.

1.3	"Deliver, Delivered or Delivery" means the complete delivery of a particular Purchase Order`s Product quantities to the Delivery Point.

1.4	"Delivery Point" means the delivery destination identified in the Purchase Order.

1.5	"Lead Time" means the amount of time in advance of shipment to the Delivery Point that MBI must receive an PSI Purchase Order in order to deliver Products by the requested Delivery date.

1.6	''Minimum Purchases'' means the annual dollar amount of the minimum purchases which are required to be purchased by PSI in each Contract Year during the Term of this Agreement.

1.7	"Preferred Carrier(s)" means the carrier(s) that PSI shall designate from time to time during the Term hereof.

1.8	"Price Schedule" means the prices for each Product as set forth in Exhibit B.

1.9	"Products" means those products made by MBI which are designed to meet the Specifications as set forth in Exhibit A.

1.10	"Purchase Orders" means written or electronically transmitted purchase orders to MBI for the Products, including the description, quantity, Delivery Point and requested Delivery date.

1.11	"Specifications" means the respective specifications for each Product as separately set forth in Exhibit A.

2. TERM OF AGREEMENT

The term of this Agreement (“Term”) shall commence on the Effective Date and shall continue until October 30, 2012.

3. PRODUCT AVAILABILITY

MBI shall accept and fill PSI` Purchase Orders for the Products on the terms and at the prices set forth in this Agreement.

4. PRICING

4.1	Prices. Subject to the terms and conditions of this Agreement, MBI agrees to Deliver the Products at the prices set forth in Exhibit B "Price Schedule".

4.2
Price Reductions/Increases.  MBI shall meet with PSI every six (6) months during the term of this Agreement to review and establish a plan to negotiate all reasonable cost reduction opportunities or cost increases due to changes in raw material commodity prices.  In the event MBI experiences any increase in price for raw materials, MBI and PSI shall meet to review and negotiate a corresponding increase in price.

5. FORECASTS, ORDERING, AND ADJUSTMENTS

5.1
Forecasts.  PSI will attempt to provide MBI with a monthly forecast covering the period of six (6) calendar months beginning with the month in which such forecast is provided.  Such forecast will specify the number of units of the Products which PSI anticipates purchasing during such six (6) month period.  Such forecast will not be regarded as a commitment to purchase.

5.2
Ordering.  PSI may issue Purchase Orders to MBI pursuant to the terms of this Agreement.  Each Purchase Order will be issued by PSI in accordance with the applicable Lead Time(s) and Pricing.  MBI shall accept each Purchase Orders within three (3) business days of receipt by sending a Purchase Order Acknowledgement to PSI.

Purchase Orders will be sent to:
Millennium Biotechnologies, Inc.
665 Martinsville Road, Suite 219
Basking Ridge, NJ 07920
Telephone:  (908) 604-2500
Facsimile:    (908) 604-2545

Purchase Order Acknowledgements will be sent to:
Provider Services, Inc.
Brian Collerhan
___________________________
Telephone:  _________________
Facsimile:    _________________

MBI may change the address for receipt of Purchase Orders and PSI may change the address for receipt of Purchase Order Acknowledgements by providing written notice of such change as provided in Section 26.8 "General, Notices".

5.3
Lead Time Reduction Program.  MBI and PSI will meet periodically to discuss options which both parties can implement to effect reductions in Lead Times to allow improved flexibility in ordering and delivery.  The agenda for each meeting will include identification of such options, schedules for determination of associated cost and schedules for implementation.

6. DELIVERY, CARRIER, AND RISK OF LOSS

6.1
Carrier; Risk of Loss.  MBI shall use the Preferred Carriers for Delivery.  If no Preferred Carrier is designated by PSI, MBI will select a common carrier at its discretion.  Title and risk of loss or damage to the Product will pass to PSI upon delivery to the Preferred Carrier, "FOB Shipping Point".

7. MINIMUM PURCHASES; PURCHASE ORDERS

(a)Except for the quantities, Delivery Point, and delivery dates specified on the PSI` Purchase Orders, the terms governing the manufacture, delivery, acceptance and payment for the Products will be governed by the terms and conditions of this Agreement.  In the case of conflict between this Agreement and any Purchase Order, the terms of this Agreement will prevail.  Any remedies at law or equity not specifically disclaimed or modified by this Agreement remain available to both parties.

(b) PSI shall make the following Minimum Purchases in each Contract Year during the Term of this Agreement:

Year 1 $3,200,000 USD
Year 2 $3,700,000 USD
Year 3 $4,200,000 USD
Year 4 $4,800,000 USD
Year 5 $5,600,000 USD

8. PAYMENTS

Upon Delivery of Products, MBI will provide an invoice to PSI identifying the Purchase Order and confirming the quantity and description of all Products that have been Delivered.  PSI will pay the invoice net thirty (30) days, however, it is understood that PSI` Accounts Payable procedure is to make payments on invoices at the end of each calendar month.  Payment of invoices does not constitute final acceptance of the Products and is subject to adjustments for errors, shortages and defects.

9. QUALITY AND INSPECTION

9.1	Quality Requirements. MBI will manufacture the Products in accordance with the Quality Requirements.

9.2
Quality Control. MBI will establish and maintain quality control procedures that comply with applicable FDA standards.  For each respective Product, MBI will maintain and make available to PSI, for a period of three (3) years after the last shipment, complete records regarding such system.

9.3
Product Inspection.  All Products are subject to inspection by PSI and may be rejected and returned to MBI if the Products are defective or are not Delivered in accordance with the accepted Purchase Order.  If Products are rejected for defects or non-conformance prior to payment, PSI shall be relieved of any payment obligation in connection with such returned Products.  If Products are rejected for defects or non-conformance after payment, but within ninety (90) days of Delivery, PSI will be entitled to a credit for the full amount of the purchase price of such defective or non-conforming Products.

10. PRODUCT LIABILITY

MBI shall, at MBI`s expense, indemnify, hold harmless and, at PSI` request, defend PSI, and PSI` subsidiaries, affiliates, directors, officers, employees, agents and independent contractors, from and against any and all loss, cost, liability or expense (including costs and reasonable fees of attorneys and other professionals) arising out of or in connection with a claim that any of the Products caused injury or damage to persons or property.  MBI shall Name PSI as an additional insured on its product liability policy which provides for maximum coverage in the amount of $7,000,000 per claim.

11. EXCLUSIVE SUPPLIER

During the Term hereof, PSI shall purchase all nutritional products which it shall require exclusively from MSI.

12. COMPLIANCE WITH LAWS

Each party will comply with all applicable laws and regulations governing their activities under this Agreement.  Each party will defend, indemnify, and hold the other party harmless for any loss, cost, or expense resulting as a direct result of the first party`s violation of any law, rule, or ordinance of any country, state, or any other governmental agency in the performance of this Agreement.

13. LIMITATION OF LIABILITY

EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER, OR ANY OTHER PERSON, FOR ANY SPECIAL, INDIRECT, INCIDENTAL, OR CONSEQUENTIAL DAMAGES OF ANY KIND, INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS OR DAMAGES TO THE OTHER PARTY`S BUSINESS REPUTATION HOWEVER CAUSED, AND ON ANY THEORY OF LIABILITY WHETHER IN AN ACTION FOR CONTRACT, STRICT LIABILITY OR TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, WHETHER OR NOT THE FIRST PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE AND NOTWITHSTANDING THE FAILURE OF ESSENTIAL PURPOSE OF ANY REMEDY.

14. NO FINDERS OR BROKERS

The parties hereby state that no finders, brokers or similar third parties have been used in connection with this Agreement or negotiations or other discussions culminating in this Agreement.

15. GENERAL

15.1
Force Majeure.  Neither party shall be liable for any failure or delay in its performance under this Agreement due to causes, including, but not limited to, acts of God, acts of civil or military authority, fires, epidemics, floods, earthquakes, riots, wars, sabotage, labor shortages or disputes, and governmental actions, which are beyond its reasonable control; provided that the delayed party:  (i) gives the other party written notice of such cause promptly, and in any event within fifteen (15) days of discovery thereof; and (ii) uses its reasonable efforts to correct such failure or delay in its performance.  The delayed party`s time for performance or cure under this Section 26.1 shall be extended for a period equal to the duration of the cause or sixty (60) days, whichever is less.

15.2
Relationship of Parties.  The parties to this Agreement are independent contracting parties and this Agreement does not create a partnership, joint venture, agency or otherwise authorize one party to represent, act on behalf of, or obligate the other party.

15.3
Assignment.  The rights and liabilities of the parties hereto will bind and inure to the benefit of their respective successors, executors and administrators, as the case may be; provided that neither party may assign or delegate its obligations under this Agreement either in whole or in part, without the prior written consent of the other party, except in the event of a merger or acquisition of all or substantially all of a party`s assets.  Any attempted assignment in violation of the provisions of this Section 26.3 will be void.

15.4
Confidential Information. Neither party shall disclose or release Confidential Information which it has received from the other party except such disclosure as may be required under compulsion of judicial process.

15.5
Equitable Relief.  Because the parties will have access to and become acquainted with Confidential Information of the other party, the unauthorized use or disclosure of which would cause irreparable harm and significant injury which would be difficult to ascertain and which would not be compensable by damages alone, each party agrees that the other party will have the right to enforce the confidentiality provisions of this Agreement by injunction, specific performance or other equitable relief without prejudice to any other rights and remedies that the parties may have for breach of this Agreement.

15.6
Applicable Law;.  This Agreement will be governed by and construed in accordance with the laws of the United States and the State of New Jersey as applied to agreements entered into and to be performed entirely within New Jersey and Ohio.

15.7
Dispute Resolution.  The parties shall attempt to resolve any disputes by discussions between appropriate management representatives of each party.  In the event the parties are unable to resolve disputes through such mechanism, except as provided below, any claim, dispute or controversy arising out of or in connection with or relating to this Agreement shall be submitted by the parties to arbitration by the American Arbitration Association under the commercial arbitration rules then in effect for that association except as provided herein.  The proceedings will be held in New Jersey.  The parties shall choose, by mutual agreement, one arbitrator within thirty (30) days of receipt of notice of the intent to arbitrate.  If no arbitrator is appointed within such thirty (30) day period or any extension of time which is mutually agreed upon, the AAA shall make such appointment within thirty (30) days after the time for a mutually agreed appointment has expired.  All proceedings shall be held in English.  The arbitrator will determine, in consultation with the parties, a schedule for preparation and hearing to permit an orderly and expeditious resolution of the matter. Within 30 days of the selection of the arbitrator, each party will provide to the other and to the arbitrator, copies of documents and a list of witnesses, with a summary of their expected testimony, that the party intends to rely on at the hearing.  The parties will provide additional documents and update that list as they become aware of additional documents and witnesses that they intend to rely on at the hearing.  A party will not be permitted to introduce at the hearing a document or witness that has not been identified by one of the parties at least 7 days before commencement of the hearing, unless leave of the arbitrator is obtained for good cause shown. The parties will be entitled to request, by category, relevant documents in the possession of the other party.  Requested relevant documents may be provided in the language in which they were originally prepared.  The arbitrator will issue a written decision containing findings of fact and conclusions of law within 30 days of the close of the hearing.  The failure of the arbitrator`s decision to be in accordance with applicable law will be grounds for appeal.  Except as provided herein and by applicable law, the award rendered by the arbitrator shall be final.  The award shall include costs of arbitration.  Judgment on such award may be entered in any court having jurisdiction thereof.  Unless ordered otherwise by the arbitrator, each party shall bear its own costs of appearance, presentation, and participation in the arbitration process, including but not limited to fees of attorneys and expert witnesses.

Nothing in this Agreement shall be deemed as preventing either party from instituting, prosecuting or defending an action in a court of competent jurisdiction in a claim: (i) seeking injunctive relief (or any other provisional remedy), (ii) involving the infringement of the intellectual property rights of either party, or (iii) for breach of the provisions of this Agreement which relate to the grant of license of intellectual property rights or to confidentiality.  Any litigation between the parties relating to this Agreement shall take place in New Jersey.  The parties consent to the personal jurisdiction of and venue in the state and federal courts within that District.

15.8
Severability.  If for any reason a court of competent jurisdiction or the arbitrator referred to in the preceding subsection finds any provision of this Agreement, or portion thereof, to be unenforceable, that provision of the Agreement shall be enforced to the maximum extent permissible so as to effect the intent of the parties, and the remainder of this Agreement shall continue in full force and effect.

15.9
Notices.  All notices required or permitted under this Agreement shall be in writing, reference this Agreement, and be deemed given when:  (i) delivered personally; (ii) when sent by confirmed facsimile; or (iii) two (2) days after deposit with a commercial courier, with written verification of receipt.  All communications will be sent to the addresses set forth below.  Either party may change its address by giving notice pursuant to this Section 26.8.

PSI:	MBI:
Provider Services,Inc.	Millennium Biotechnologies, Inc.
665 Martinsville Road,S-219
Basking Ridge, NJ 07920
Attn:	Attn: Mark Mirken

15.10	No Waiver. Failure by either party to enforce any provision of this Agreement shall not be deemed a waiver of future enforcement of that or any other provision.

15.11	No Rights in Third Parties. This Agreement is made for the benefit of MBI and PSI and their respective subsidiaries and affiliates, if any, and not for the benefit of any third parties.

15.12	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but collectively shall constitute but one and the same instrument.

15.13	Headings and References. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

15.14
Construction.  This Agreement has been negotiated by the parties and their respective counsel.  This Agreement will be fairly interpreted in accordance with its terms and without any strict construction in favor of or against either party.

15.15
Complete Agreement.  This Agreement, including all Exhibits, constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes and replaces all prior understandings or agreements, written or oral, regarding such subject matter.

15.16.
No Alteration. PSI shall not alter or make any modifications of any nature to the Products and shall make no representation or warranty regarding the Products, their use, effect or application with the exception of product descriptions and materials provided from time to time by MSI.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

MBI Millennium Biotechnologies, Inc.	PSI, Provider Services, Inc..
By: s/Mark C. Mirken	By: s/Brian Collerhan
Name: Mark C. Mirken	Name: Brian Collerhan
Title: President and COO	Title: President
Date: November 9, 2007	Date: November 9, 2007